

SE 16021780

JG

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 28 2016
Washington DC
412

SEC FILE NUMBER
8-50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/15 (MM/DD/YY) AND ENDING 05/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance, LLC JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis Street, Suite 200
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony M. Giordano 303-837-3562 x20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville and Associates, LLC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Boulevard, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Corporate Finance, L.L.C., as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BAO LE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20164020367
MY COMMISSION EXPIRES 05-27-2020

Signature

President

Title

Notary Public

Subscribed and sworn to affirmed before me in the County of Denver State of Colorado this 20 day of July (month) of 2016 (year)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2016

ASSETS

Cash and cash equivalents	$ 3,033,621
Accounts receivable and unbilled fees, less valuation allowance of $2,199,209	41,837
TOTAL ASSETS	$ 3,075,458

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 1,492,277
Member's equity	1,583,181
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,075,458

The accompanying notes are an integral part of the financial statements.

TABLE OF CONTENTS



A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BKD Corporate Finance, LLC
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Corporate Finance, LLC (the Company) as of May 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Corporate Finance, LLC as of May 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 27, 2016

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2016

REVENUE	
Commissions and fees	$5,623,821
Interest	399
Investment Loss	(348)
Total revenue	$5,623,872
EXPENSES	
Employee compensation and benefits	2,804,834
Occupancy and equipment costs	197,516
Professional Fees	832,183
Bad debts	22,010
Advertising and promotion	91,753
Publications	41,837
Travel	57,457
Insurance	48,461
Other	237,312
Total expenses	4,333,363
NET INCOME	$1,290,509

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2016

BALANCE, BEGINNING OF YEAR	$ 637,769
Net income	1,290,509
Contributions	2,804,903
Distributions	(3,150,000)
BALANCE, END OF YEAR	$1,583,181

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended May 31, 2016

Subordinated liabilities to claims of general creditors at June 1, 2015	$ 0
Increases	0
Decreases	$ 0
Subordinated liabilities to claims of general creditors at May 31, 2016	$ 0

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,290,509	
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses paid by sole member	2,804,903	
Investment Loss	348	
Effects of changes in operating assets and liabilities:		
Accounts receivable	(7,065)	
Prepaid expenses	5,908	
Accrued expenses	865,803	
Net cash provided by operating activities		$4,960,406
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of investments	15,177	
Net cash provided by investing activities		15,177
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(3,150,000)	
Net cash used in financing activities		(3,150,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,825,583
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,208,038
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 3,033,621

NONCASH TRANSACTION

During the fiscal year ended May 31, 2016, the Company recorded $2,804,903 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BKD Corporate Finance, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

BKD CORPORATE FINANCE, L.L.C.
NOTE TO FINANCIAL STATEMENTS
May 31, 2016

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectability of unbilled fees is not certain.

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction is recognized upon closing of the transactions and billing of the fees.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2010.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2016

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. During the fiscal year ending May 31, 2016, the Company recorded $2,804,903 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

Included in the $2,804,903 of noncash contributions were charges for facilities and overhead totaling $230,325 for the year ended May 31, 2016. In addition, the Company receives accounting and administrative services from the member that were also included in noncash contributions. Charges for these services totaled $241,741 for the year ended May 31, 2016.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $801,318 for the year ended May 31, 2016, and is included in legal and professional fees.

NOTE 3 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by **BKD, LLP** (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2016, the Company recognized $59,971 of expense in connection with this plan.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2016, the Company had net capital of $1,480,972 which is in excess of the $99,485 requirement under Rule 15c3-1, and a net capital ratio of 1.01 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2016.

NOTE 5 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. Total cash held by the bank in excess of FDIC limits was $2,786,508 as of May 31, 2016.

The Company receives a commission for the majority of its sales. Of the Company's revenue for the year ended May 31, 2016, 82% was received from eight customers. One hundred percent of the Company's accounts receivable is owed from eight customers at May 31, 2016.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2016

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events through July 27, 2016, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2016, but prior to July 27, 2016, that provide additional evidence about conditions that existed at May 31, 2016, have been recognized in the financial statements for the year ended May 31, 2016.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY INFORMATION

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
May 31, 2016

TOTAL MEMBER'S EQUITY		$1,583,181
Nonallowable assets		
Accounts receivable	$ 41,837	
Total nonallowable assets		41,837
Other deductions		
Haircuts on securities		60,372
NET CAPITAL		$1,480,972
Aggregate Indebtedness		
Included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 1,492,277
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 99,485
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 99,485
Excess net capital		$ 1,381,487
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 1,331,744
Ratio of aggregate indebtedness to net capital		1.01 to 1

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2016)

Continued on next page:

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
May 31, 2016

There are no material differences between the computation of net capital above and the calculation performed by BKD Corporate Finance, L.L.C. for regulatory filings.

The following schedule illustrates the differences between the Company's net capital as originally filed and the above computation.

Net Capital Per Regulatory Filing (as originally filed)	$ 1,475,176
Adjustments:	
Decrease in Accrued Bonus Liability	108,005
Net Capital Per Regulatory Filing (as amended)	$ 1,583,181

BKD CORPORATE FINANCE, L.L.C
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
Year Ended May 31, 2016

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i), since there were no security transactions during the fiscal year 2016.

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
May 31, 2016

The Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i) since there were no security transactions during the fiscal year.

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BKD Corporate Finance, LLC
Springfield, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BKD Corporate Finance, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BKD Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) BKD Corporate Finance, LLC stated that BKD Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BKD Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BKD Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 27, 2016

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

BKD
Corporate Finance, LLC

910 E. St. Louis Street // P.O. Box 2025 // Springfield, MO 65801-2025
417.869.8588 // 800.644.1704 // fax 417.866.5617 // bkdcorporatefinance.com

July 27, 2016

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5052

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4}

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- BKD Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA.

- BKD Corporate Finance, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2015 through May 31, 2016.

- BKD Corporate Finance, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to designated as "Special Account for the Exclusive Benefit of Customers of BKD Corporate Finance, LLC.

- BKD Corporate Finance, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2015 through May 31, 2016, without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,



Anthony M. Giordano
President

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended May 31, 2016

Total Revenue	$ 5,623,872
General Assessment @ .0025	$ 14,060

Less Payments Made:

Date Paid	Check Number	SIPC Collection Agent	Interest on Late Payments	Amount
1/26/2016	2556	No agent identified	$ 137	$ 9,811
7/07/2016	2570	No agent identified	-	4,386
			$ 137	$ 14,197

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 05/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-050322 FINRA May 3/30/1998

BKD Corporate Finance LLC
910 East St Louis Street, Suite 200
Springfield, MO 65806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tod Eastlake 417-865-8701

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 14,060

B. Less payment made with SIPC-6 filed (exclude interest) (9,674)
01/26/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,386

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,386

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BKD Corporate Finance LLC
(Name of Corporation, Partnership or other organization)

Tod Eastlake
(Authorized Signature)

Director of Operations
(Title)

Dated the 29 day of June, 20 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 06/01/2015
and ending 05/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,623,872
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 5,623,872
2e. General Assessment @ .0025	$ 14,060

(to page 1, line 2.A.)